Filed by CF Finance Acquisition Corp. III

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CF Finance Acquisition Corp. III

Commission File No.: 333-256058

FOR IMMEDIATE RELEASE

AEye Accelerates Rollout of its Business Model Across Automotive and Industrial Markets

Continental Announces Key Milestones in the Industrialization of AEye’s Reference Technology for Mass Production in Automotive

Sanmina to Begin Production of AEye’s 4Sight Sensor in September for Industrial Markets

Dublin, CA – July 15, 2021 – AEye, Inc. (“AEye”), the global leader in adaptive, high-performance LiDAR solutions, today announced it has accelerated the rollout of its business model across automotive, industrial and mobility markets. In automotive, Continental announced it has integrated AEye’s long-range LiDAR technology into its full stack Automated Driving platform, and is industrializing the technology for a planned start of volume production in 2024, while AEye has announced that they have selected Sanmina to begin production of AEye’s 4Sight M LiDAR sensor for industrial and mobility markets this September.

AEye is the only LiDAR company to use a unique licensing model, combined with a single platform and supply chain for all markets.

In automotive, AEye works with Tier 1 suppliers, including Continental, who design, manufacture, and market their own products based on AEye’s 4Sight sensor design and software.

In industrial markets, the company works with manufacturers like Sanmina, along with system integrators who are able to configure AEye’s platform through software to meet the specific needs of their end-customers in mobility, trucking, delivery, rail, ITS/smart cities, security, construction, mining, defense, and aerospace. All manufacturers leverage the same modular system components manufactured by AEye’s Tier 2 suppliers. This capital-light approach allows for innovation, reliability, and lower unit cost.

“Our business model and go-to-market strategy enable AEye to build differentiated, reliable products in high volume and to deliver them to customers directly or through trusted partners who assure product reliability, quality and support,” said Jordan Greene, Co-Founder, GM of ADAS and VP of Corporate Development at AEye. “We’re gratified to see our model play out in the achievement of these critical milestones with Continental and Sanmina on the path to mass production across automotive and non-automotive markets.”

Continental announces plans for AEye-based product as well as integration into ADAS suite

Continental will sell AEye technology as both a standalone product and as a fully integrated component of their ADAS and AD systems for OEMs in both automotive and commercial trucking markets. Continental has been one of the world's leading suppliers of ADAS solutions over the last 25 years, including the installation of more than 20 million LiDAR systems and 100 million radar systems to the 25 OEMs and 50 brands in their installed base.

Continental also announced it has begun producing first samples of the new long-range LiDAR in its Ingolstadt plant, and has started series production line build-up preparations to ensure a smooth and timely transition from sample to series production in 2024.

Sanmina to begin production of AEye’s 4Sight M LiDAR sensor in September

Sanmina will manufacture AEye’s 4Sight M sensor to the specifications required by AEye’s system integrator customers serving industrial and mobility markets. The transfer from AEye’s pilot line in Dublin, CA to Sanmina’s commercial production lines will take place over the next few months, as the company prepares for volume production. The transfer includes proprietary optical alignment and calibration technology that enables best-in-class range accuracy.

“AEye’s high-performance adaptive LiDAR is industry leading,” said Mike Landy, president and COO Integrated Manufacturing Solutions at Sanmina. “We’re proud to provide our deep design and process development expertise and state-of-the-art manufacturing capabilities to accelerate series production of AEye’s next generation systems.”

AEye is currently offering its own version of its family of 4Sight sensors directly to customers for use in industrial and mobility markets, and announced it is transitioning to large scale production with its contract manufacturing partners for availability by year-end 2021.

A dynamic world requires a dynamic sensor

AEye’s intelligent LiDAR uses adaptive sensing to deliver industry-leading performance, independently verified by leading third-party labs, which addresses the most difficult challenges facing autonomous driving, while meeting automotive functional safety requirements. Unlike traditional sensing systems, which passively collect data, AEye’s adaptive LiDAR scans the entire scene, while intelligently focusing on what matters in order to enable safer, smarter, and faster decisions in complex scenarios. As a result, AEye’s LiDAR uniquely enables higher levels of autonomous functionality (SAE L2-L5) at the optimal performance, power, and price.

AEYE has previously announced a business combination agreement with CF Finance Acquisition Corp. III (Nasdaq: CFAC) (“CF III”), a special purpose acquisition company sponsored by Cantor Fitzgerald, in the third quarter of 2021. The business combination is expected to provide up to $455 million in gross proceeds. The combined company is expected to be listed on the Nasdaq under the ticker symbol, “LIDR”.

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About AEye

AEye is the premier provider of high-performance, adaptive LiDAR systems for vehicle autonomy, advanced driver-assistance systems (ADAS), and robotic vision applications. AEye’s AI-enabled and software-definable iDAR™ (Intelligent Detection and Ranging) platform combines solid-state adaptive LiDAR, an optionally fused low-light HD camera, and integrated deterministic artificial intelligence to capture more intelligent information with less data, enabling faster, more accurate, and more reliable perception. The company is based in the San Francisco Bay Area and backed by world-renowned financial investors including Kleiner Perkins and Taiwania Capital, as well as GM Ventures, Continental AG, Hella Ventures, LG Electronics, Subaru-SBI, Pegasus Ventures (Aisin), Intel Capital, SK Hynix and Airbus Ventures.

About CF Finance Acquisition Corp. III

CF Finance Acquisition Corp. III is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses CF III focuses on industries where its management team and founders have experience and insights and can bring significant value to business combinations. CF Finance Acquisition Corp. III is led by Chairman and Chief Executive Officer Howard W. Lutnick.

Important Information and Where to Find It

AEye and CF III have entered into a merger agreement in connection with a proposed business combination. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed business combination, CF III has filed a preliminary registration statement on Form S-4, which includes a preliminary proxy statement/prospectus. Following effectiveness of the registration statement, the definitive proxy statement/ prospectus will be sent to all CF III stockholders. CF III also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of CF III are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed business combination.

Investors and security holders will be able to obtain free copies of the proxy statement/ prospectus and all other relevant documents filed or that will be filed with the SEC by CF III through the website maintained by the SEC at www.sec.gov or by directing a request to CF III to 110 East 59th Street, New York, NY 10022 or via email at CFFinanceIII@cantor.com or at (212) 938-5000.

Participants in the Solicitation

CF III and AEye and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CF III’s stockholders in connection with the proposed business combination. Information about CF III’s directors and executive officers and their ownership of CF III’s securities is set forth in CF III’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements include, but are not limited to, statements regarding CF III’s and AEye’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of CF III’s registration statement on Form S-1, the proxy statement/prospectus on Form S-4 relating to the business combination, which is expected to be filed by CF III with the SEC, and other documents filed by CF III from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and CF III and AEye assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CF III nor AEye gives any assurance that either CF III or AEye will achieve its expectations.

Media Contact:

AEye, Inc.
Jennifer Deitsch
jennifer@aeye.ai
925-400-4366

Investors:

Financial Profiles, Inc.

Matt Keating

AEye@finprofiles.com

310-622-8230

John Brownell

AEye@finprofiles.com

310-622-8489

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